EXHIBIT A

March 16, 2004

Consent of Independent Accountants

Dear Sirs:

We hereby consent to the use in the Annual Report on Form 40-F of Canadian Pacific Railway Limited and Canadian Pacific Railway Company for the year ended December 31, 2003 (the “Form 40-F”), and the incorporation by reference in the Registration Statements: Form S-8 no. 333-13846 (Canadian Pacific Railway Limited), Form S-8 no. 333-13962 (Canadian Pacific Railway Limited), and Form F-9 no. 333-14014 (Canadian Pacific Railway Company) of our Auditors’ Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference each dated February 6, 2004, which reports are included in the financial statements included in the Form 40-F.

Yours very truly,

Chartered Accountants

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